Exhibit 99.1

Yandex Announces First Quarter 2020 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, April 28, 2020 -- Yandex (NASDAQ and MOEX: YNDX), one of Europe's largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the first quarter ended March 31, 2020.

Q1 2020 Financial Highlights(1)(2)

Q1 2020 consolidated financial results

•	Revenues of RUB 47.0 billion ($604.7 million), up 26% compared with Q1 2019
•	Net income of RUB 5.5 billion ($70.7 million), up 76% compared with Q1 2019; net income margin of 11.7%
•	Adjusted net income of RUB 5.1 billion ($66.2 million), down 5% compared with Q1 2019; adjusted net income margin of 11.0%
•	Adjusted EBITDA of RUB 12.1 billion ($156.3 million), up 13% compared with Q1 2019; adjusted EBITDA margin of 25.8%

Cash, cash equivalents and term deposits as of March 31, 2020:

•	RUB 197.2 billion ($2,536.8 million) on a consolidated basis
•	Of which RUB 30.6 billion ($393.1 million) related to Taxi segment

Q1 2020 Operational and Corporate Highlights

Search

•	Share of Russian search market, including mobile, averaged 58.1% in Q1 2020, up from 57.0% in Q1 2019 and 57.5% in Q4 2019, according to Yandex.Radar
•	Search share on Android in Russia was 55.5% in Q1 2020, up from 51.2% in Q1 2019 and 54.3% in Q4 2019, according to Yandex.Radar
•	Search queries in Russia grew 7% compared with Q1 2019
•	Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 23% compared with Q1 2019
•	Average cost per click decreased 9% compared with Q1 2019

Business Units and Experiments

•	Number of rides in the Taxi service grew 40% year-on-year compared with Q1 2019
•	Number of Media Services subscribers was 4.3 million as of the end of Q1 2020
•	Zen's daily audience reached 14.6 million users in March 2020, up 57% from March 2019

Corporate

•

As part of its response to the coronavirus pandemic, Yandex has launched the “Helping Hand” project to support medical and social services under which we organize transport for doctors and deliveries of medicine, coronavirus testing kits and other essential goods. We have committed approximately 1.5 billion rubles across various initiatives including a support fund for taxi drivers and couriers, advertising credits to small and medium-sized businesses and our education efforts.

•

Yandex has launched Yandex School, a platform combining all key educational projects of Yandex, offering a full-scale online school for grades 5-11 covering 15 subjects with video broadcasting and class chats.

•	Yandex issued $1.25 billion aggregate principal amount of 0.75% convertible senior notes due 2025.

•	Yandex repurchased 3.5 million Class A shares in Q1 2020, as part of the share repurchase program announced in November 2019.

“The year started off well, but by mid-March our markets began to be impacted by the coronavirus outbreak,” said Arkady Volozh, Chief Executive Officer of Yandex. “I am very proud of how fast we mobilized our resources to support our users, our partners and our communities who use our services during this difficult time. We have become the leading destination for our users where they can receive accurate and reliable information, consume educational content, view streaming videos, and order food delivery. We launched our “Helping Hand” project which provides transportation for medical staff and facilitates the delivery of medicine, the provision of coronavirus testing kits and distribution of essential goods. Along with social responsibility our key priority remains to ensure Yandex emerges from this crisis stronger than before as we continue to manage the company for the long term.”

“We delivered 26% year-on-year revenue growth in Q1, or 30% on an Ex-TAC basis,” said Greg Abovsky, Chief Operating Officer and Chief Financial Officer of Yandex. “The second quarter is likely to be more challenging for us, and we are focusing on recalibrating our expenses, our pace of investments and allocation of capital between the businesses to ensure that Yandex is well positioned for the long-term. Our strong balance sheet should help us to withstand the short-term challenges, while providing flexibility to invest in strategic projects.”

The following table provides a summary of our key consolidated financial results for the three months ended March 31, 2019 and 2020:

In RUB millions	Three months ended March 31,
	2019	2020	Change
Revenues	37,284	47,003	26%
Ex-TAC revenues[2]	31,942	41,555	30%
Income from operations	5,385	5,288	-2%
Adjusted EBITDA[2]	10,768	12,147	13%
Net income	3,124	5,495	76%
Adjusted net income[2]	5,440	5,148	-5%

(1)

Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 77.7325 to $1.00, the official exchange rate quoted as of March 31, 2020 by the Central Bank of the Russian Federation.

(2)

The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

Our segment disclosure is available in the Segment financial results section below Income from operations.

Consolidated revenues breakdown

In RUB millions	Three months ended March 31,
	2019	2020	Change
Online advertising revenues:
Yandex properties	20,912	24,246	16%
Advertising network	6,128	5,863	-4%
Total online advertising revenues	27,040	30,109	11%
Revenues related to Taxi segment	7,624	11,368	49%
Other	2,620	5,526	111%
Total revenues	37,284	47,003	26%

Online advertising revenues grew 11% in Q1 2020 compared with Q1 2019 and generated 64% of total revenues. Online advertising revenues include revenues derived from performance and brand advertising on Yandex properties and in our advertising network.

Online advertising revenues from Yandex properties increased 16% in Q1 2020 compared with Q1 2019 and accounted for 52% of total revenues.

Online advertising revenues from our advertising network decreased 4% in Q1 2020 compared with Q1 2019 and accounted for 12% of total revenues.

Revenues related to Taxi segment grew 49% in Q1 2020 compared with Q1 2019 and accounted for 24% of total revenues, compared with 20% of total revenues in Q1 2019. This increase was mainly attributed to the growth of our ride-hailing business, driven by an increase in the number of rides, solid performance of our food tech services, including the contributions from Yandex.Lavka and Yandex.Eats, as well as the growth of our corporate Taxi business, the revenues of which we recognize on a gross basis.

Other revenues grew 111% in Q1 2020 compared with Q1 2019 and amounted to 12% of total revenues. The growth was primarily driven by our car-sharing service Yandex.Drive, subscription revenues of Media Services and our initiatives related to IoT (Internet of Things).

Consolidated Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A) and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q1 2020 Yandex's headcount increased by 333 full-time employees. The total number of full-time employees was 10,425 as of March 31, 2020, up by 3% compared with December 31, 2019, and up 21% from March 31, 2019.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended March 31,
	2019	2020	Change
TAC:
Related to the Yandex advertising network	3,623	3,708	2%
Related to distribution partners	1,719	1,740	1%
Total TAC	5,342	5,448	2%
Total TAC as a % of total revenues	14.3%	11.6%
Costs related to Taxi segment	2,426	3,936	62%
Costs related to Taxi segment as a % of revenues	6.5%	8.4%
Other cost of revenues	3,817	6,851	79%
Other cost of revenues as a % of revenues	10.2%	14.6%
Total cost of revenues	11,585	16,235	40%
Total cost of revenues as a % of revenues	31.1%	34.5%

TAC grew 2% in Q1 2020 compared with Q1 2019 and represented 11.6% of total revenues, 270 basis points lower than in Q1 2019 and 120 basis points lower than in Q4 2019 as a result of revenue mix effect and optimization of TAC rates.

Costs related to Taxi segment increased 62% compared with Q1 2019. The growth was mainly a result of the increase of costs related to our corporate Taxi offering and the increase of the costs of goods sold (COGS) in our food tech services, mainly reflecting growth of Yandex.Lavka, our hyperlocal grocery delivery service. We are the principal in transactions with our Taxi corporate clients, therefore, we recognize both revenues and cost of revenues on a gross basis.

Other cost of revenues in Q1 2020 increased 79% compared with Q1 2019 as a result of the growth of costs related to Yandex.Drive, our investments in content within Media Services and Search and Portal, as well as our IoT initiatives.

Product development

In RUB millions	Three months ended March 31,
	2019	2020	Change
Product development	6,706	7,928	18%
As a % of revenues	18.0%	16.9%

Product development expenses grew 18% in Q1 2020 compared to Q1 2019, primarily reflecting new hires, salary and other personnel-related costs increases, as well as growth of share-based compensation in Q1 2020.

Sales, general and administrative (SG&A)

In RUB millions	Three months ended March 31,
	2019	2020	Change
Sales, general and administrative	10,351	13,542	31%
As a % of revenues	27.8%	28.8%

SG&A expenses grew 31% in Q1 2020 compared to Q1 2019. The growth was driven by the increase of personnel costs, share-based compensation as well as by higher bank processing fees, mainly reflecting revenue growth in the Taxi segment.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

In RUB millions	Three months ended March 31,
	2019	2020	Change
SBC expense included in cost of revenues	68	76	12%
SBC expense included in product development	1,432	1,682	17%
SBC expense included in SG&A	619	993	60%
Total SBC expense	2,119	2,751	30%
As a % of revenues	5.7%	5.9%

Total SBC expense increased 30% in Q1 2020 compared with Q1 2019. The growth was primarily related to new equity-based grants made in 2019-2020.

Depreciation and amortization (D&A) expense

In RUB millions	Three months ended March 31,
	2019	2020	Change
Depreciation and amortization	3,257	4,010	23%
As a % of revenues	8.7%	8.5%

D&A expense increased 23% in Q1 2020 compared with Q1 2019. The D&A expense increase was mainly driven by our investments in servers and data center equipment, expansion of Yandex.Drive’s car-sharing fleet, as well as by the increase of intangible assets (including office software). We have both operating and finance leases in Yandex.Drive. The majority of Yandex.Drive leases are operating leases. According to the ASC 842 rules, we divide lease payments under finance leases into the interest and amortization components and recognize the latter under D&A expense. During Q1 2020 following an amendment in terms of operating and finance lease agreements the majority of the Yandex.Drive’s car-sharing fleet was excluded from ASC 842 balance sheet accounting rules, resulting in a change of presentation starting from March 2020. In addition, we depreciate the cost of certain equipment that we install on Yandex.Drive’s cars, such as infotainment systems and telematics equipment.

Income from operations

In RUB millions	Three months ended March 31,
	2019	2020	Change
Income from operations	5,385	5,288	-2%

Income from operations decreased 2% in Q1 2020 compared with Q1 2019. The decrease primarily reflects the changes in segment mix amid the continuing investments in our rapidly growing new businesses.

Segment financial results

Search & Portal

Search and Portal segment offers a broad range of services in Russia, Belarus, Kazakhstan and Uzbekistan.

In RUB millions	Three months ended March 31,
	2019	2020	Change
Revenues:
Search and Portal	27,109	30,126	11%
Search and Portal, excluding IoT*	26,887	29,726	11%
Revenue Ex-TAC:
Search and Portal	21,180	24,058	14%
Search and Portal, excluding IoT*	20,958	23,658	13%
Adjusted EBITDA:
Search and Portal	12,847	14,665	14%
Search and Portal, excluding IoT*	13,017	14,792	14%
Adjusted EBITDA margin:
Search and Portal	47.4%	48.7%	1.3%
Search and Portal, excluding IoT*	48.4%	49.8%	1.4%

*IoT stands for Internet of Things

The revenue growth of 11% year-on-year in Q1 2020 reflects a high base effect of Q1 2019 as well as the adverse impact from the deterioration of the business activity amid the coronavirus outbreak and the government’s response to it.

The Ex-TAC revenues increased by 14% in Q1 2020 compared to Q1 2019.

Taxi

The Taxi segment includes our Ride-hailing business (including Yandex.Taxi and Uber in Russia and neighboring countries), FoodTech business (including Yandex.Eats, Yandex.Chef, a meal kit subscription service, and Yandex.Lavka, a hyperlocal grocery delivery service) and our Self-Driving Cars (“SDC”) division.

In RUB millions	Three months ended March 31,
	2019	2020	Change
Revenues:
Ride-hailing & FoodTech	7,639	11,422	50%
SDC	-	-	n/m
Total revenues	7,639	11,422	50%
Adjusted EBITDA:

Ride-hailing & FoodTech	111	869	683%
SDC	(227)	(754)	232%
Total Adjusted EBITDA	(116)	115	n/m
Adjusted EBITDA margin:
Ride-hailing & FoodTech	1.5%	7.6%	6.1%
SDC	n/m	n/m	n/m
Total Adjusted EBITDA margin	-1.5%	1.0%	2.5%

Adjusted EBITDA of Taxi was RUB 115 million in Q1 2020, up from negative RUB 116 million in Q1 2019. The increase of adjusted EBITDA was driven by the improving profitability of our ride-hailing business, partially offset by investments in autonomous vehicles and food tech initiatives as we increased our AV (autonomous vehicles) fleet and expanded the Yandex.Lavka footprint.

Classifieds

The Classifieds segment includes Auto.ru, Yandex.Realty and Yandex.Jobs.

In RUB millions	Three months ended March 31,
	2019	2020	Change
Revenues	1,106	1,488	35%
Adjusted EBITDA:	(328)	(104)	-68%
Adjusted EBITDA margin:	-29.7%	-7.0%	22.7%

Classifieds revenues grew 35% in Q1 2020 compared with Q1 2019. The increase was primarily driven by growth of listing fees and VAS (value-added services) revenue in Auto.ru.

Media Services

The Media Services segment includes KinoPoisk, Yandex.Music, Yandex.Afisha, our production center Yandex.Studio and our subscription service Yandex.Plus.

In RUB millions	Three months ended March 31,
	2019	2020	Change
Revenues	734	1,433	95%
Adjusted EBITDA:	(440)	(711)	62%
Adjusted EBITDA margin:	-59.9%	-49.6%	10.3%

Media Services revenues grew 95% in Q1 2020 compared with Q1 2019. The increase was primarily driven by growth of subscription revenues in Yandex.Music and KinoPoisk.

Other Bets and Experiments

The Other Bets and Experiments category includes Yandex.Drive, Zen, Geolocation Services, Yandex.Cloud and Yandex.Education.

In RUB millions	Three months ended March 31,
	2019	2020	Change
Revenues	2,478	4,911	98%
Adjusted EBITDA:	(1,239)	(1,917)	55%
Adjusted EBITDA margin:	-50.0%	-39.0%	11.0%

Other Bets and Experiments revenues grew 98% in Q1 2020 compared with Q1 2019. The increase was primarily driven by our car-sharing service Yandex.Drive, as well as the growth of Geo Services and Zen.

Eliminations

Eliminations related to our revenues represent the elimination of transactions between the reportable segments, primarily related to advertising. Eliminations related to our adjusted EBITDA mainly reflect reallocation of a portion of Search and Portal D&A expenses related to leasehold improvements to office rent expenses of our business units.

In RUB millions	Three months ended March 31,
	2019	2020	Change
Revenues:
Segment revenues	39,066	49,380	26%
Eliminations	(1,782)	(2,377)	33%
Total revenues	37,284	47,003	26%
Adjusted EBITDA:
Segment Adjusted EBITDA	10,724	12,048	12%
Eliminations	44	99	125%
Total adjusted EBITDA	10,768	12,147	13%

Adjusted EBITDA increased 13% in Q1 2020 compared with Q1 2019. The growth was mainly driven by the solid performance of the Search and Portal segment and year-on-year improvement in the profitability of our Taxi and Classifieds segments, which were slightly offset by our investments in Yandex.Drive and Media Services.

Interest income in Q1 2020 was RUB 728 million, compared with RUB 827 million in Q1 2019.

Interest expense in Q1 2020 was RUB 225 million, up from RUB 1 million in Q1 2019.

Foreign exchange gain in Q1 2020 was RUB 4,439 million, compared with a foreign exchange loss of RUB 279 million in Q1 2019. This gain reflects the depreciation of the Russian ruble during Q1 2020 from RUB 61.9057 to $1.00 on December 31, 2019, to RUB 77.7325 to $1.00 on March 31, 2020. Yandex's Russian operating subsidiaries' functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within the other (loss)/income, net line in the condensed consolidated statements of income. Although the U.S. dollar value of Yandex's U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in an upward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q1 2020.

Income tax expense for Q1 2020 was RUB 3,711 million, up from RUB 2,214 million in Q1 2019. Our effective tax rate of 40.3% in Q1 2020 was in line with Q1 2019. Adjusted for SBC expense, certain losses from the share of Yandex.Market’s financial results which are non-deductible and certain tax provisions recognized, our effective tax rate for Q1 2020 was 28.0%, compared with 26.8% for Q1 2019 as adjusted for SBC expense and similar effects in that year.

Net income was RUB 5.5 billion ($70.7 million) in Q1 2020, up 76% compared with Q1 2019.

Adjusted net income in Q1 2020 was RUB 5.1 billion ($66.2 million), a 5% decrease from Q1 2019.

Adjusted net income margin was 11.0% in Q1 2020, compared with 14.6% in Q1 2019.

In March 2020, Yandex issued $1.25 billion aggregate principal amount of 0.75% convertible senior notes due 2025, for aggregate net proceeds of $1.237 billion, after deducting the initial purchasers’ discount and estimated offering expenses.

As of March 31, 2020, Yandex had cash, cash equivalents and term deposits of RUB 197.2 billion ($2,536.8 million), including cash, cash equivalents and term deposits of Yandex.Taxi in total amount of RUB 30.6 billion ($393.1 million).

Net cash flow provided by operating activities for Q1 2020 was RUB 7.7 billion ($99.0 million) and capital expenditures were RUB 2.4 billion ($30.9 million).

Redeemable noncontrolling interests presented in our condensed consolidated balance sheets relate to the equity incentive arrangements we have made available to the senior employees of the Taxi and Classifieds segments, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts, which entitles them to economic interests in the respective business unit subsidiaries. Based on our estimates of Taxi and Classifieds business units fair value we concluded that it is appropriate to recognize the redeemable noncontrolling interests as of March 31, 2020 based on fair values of respective business units as of December 31, 2019.

The total number of shares issued and outstanding as of March 31, 2020 was 327,682,222 including 290,544,563 Class A shares, 37,137,658 Class B shares, and one Priority share and excluding 3,934,092 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. Any such Class C shares will be cancelled.

There were also employee share options outstanding to purchase up to an additional 3.3 million shares, at a weighted average exercise price of $37.51 per share, 1.6 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.75, all of which were fully vested; and restricted share units (RSUs) covering 12.0 million shares, of which RSUs to acquire 3.1 million shares were fully vested. Equity awards in respect of business unit subsidiaries are described under Redeemable noncontrolling interests above.

Impact of COVID-19 Pandemic

The impact of COVID-19 on our financial results and operations in Q1 2020 was limited to the last two weeks of March, when we began to see a slowdown of growth in our advertising and ride-hailing businesses, and acceleration in FoodTech and Media Services. With regards to our financial position as of the end of March 31, 2020, our analysis of the effect from COVID-19 on goodwill, non-current assets and redeemable non-controlling interests shows no measurable impact. At the same time, the full impact of COVID-19 is still unknown and rapidly evolving. The extent to which the COVID-19 crisis impacts the Company’s results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain the virus or treat its impact, among others. The development of the situation with respect to COVID-19 may also lead to change in estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Financial outlook

Given the difficulty in predicting how long the pandemic will persist and uncertainty about its effects on the economy and businesses, we are unable at this time to reliably quantify the impact of the coronavirus outbreak on our future financial results. As such, we are withdrawing our 2020 guidance, which we provided on February 14, 2020. As and when there is greater clarity regarding the impact of the current crisis on the business environment generally and on Yandex in particular, we may provide further guidance regarding 2020.

Conference Call Information

Yandex’s management will hold an earnings conference call on April 28, 2020 at 8:00 AM U.S. Eastern Time (3:00 PM Moscow time; 1:00 PM London time).

We recommend using the dial-in option only if you plan to ask questions. In this case please connect at least 10 minutes prior to the call start time (using dial-in number and passcode specified below) and clearly state the information requested after the tone.

To access the conference call live, please dial:

US: +1 646 741 3167

UK/International: +44 (0) 207 192 8338

Russia: 8 10 800 2114 4011

Passcode: 3484232

A replay of the call will be available until May 5, 2020. To access the replay, please dial:

US: +1 917 677 7532

UK/International: +44 (0) 844 571 8951

Russia: +7 495 249 9138

Passcode: 3484232

A live and archived webcast of this conference call will be available at

https://edge.media-server.com/mmc/p/nh557czy

ABOUT YANDEX

Yandex (NASDAQ and MOEX:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products and other mobile applications for millions of consumers across the globe. Yandex, which has 36 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 2, 2020 and November 18, 2019, respectively, and are available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of April 28, 2020, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted effective tax rate, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
•

Adjusted EBITDA means U.S. GAAP net income plus (1) depreciation and amortization, (2) SBC expense, (3) accrual of expense related to the contingent compensation payable to employees in connection with certain business combinations, (4) one-off restructuring expenses, (5) interest expense, (6) loss from equity method investments, (7) other loss/(income), net and (8) income tax expense, less interest income

•	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues
•	Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues
•

Adjusted net income means U.S. GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation payable to certain employees in connection with certain business combinations, (3) foreign exchange losses/(gains) adjusted for (reduction)/increase in income tax attributable to foreign exchange losses/(gains), (4) one-off restructuring expenses and (5) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax

•	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues
•	Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions and bonuses but, unlike sales commissions and bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted EBITDA, adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

One-off restructuring expenses

Adjusted net income and adjusted EBITDA for Q1 2020 exclude expenses related to the restructuring of our corporate governance structure, which was approved by our shareholders in December 2019. We believe that it is useful to present adjusted net income, adjusted EBITDA and related margin measures excluding impacts not related to our operating activities.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible senior notes due 2025 issued in Q1 2020. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		As of
	December 31,	March 31,	March 31,
	2019*	2020	2020
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	56,415	125,142	1,609.9
Term deposits	31,891	72,050	926.9
Accounts receivable, net	17,832	16,842	216.7
Prepaid expenses	3,315	4,755	61.1
Funds receivable, net	1,226	793	10.2
Other current assets	9,605	8,527	109.7
Total current assets	120,284	228,109	2,934.5

Property and equipment, net	47,856	48,721	626.8
Operating lease right-of-use assets	21,218	12,686	163.2
Intangible assets, net	10,365	10,151	130.6
Non-current content assets, net	3,295	3,604	46.4
Goodwill	52,205	52,205	671.6
Long-term prepaid expenses	2,289	2,259	29.0
Investments in non-marketable equity securities	28,073	27,173	349.6
Deferred tax assets	1,847	2,020	26.0
Other non-current assets	3,694	4,020	51.7
TOTAL ASSETS	291,126	390,948	5,029.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	34,978	35,662	458.8
Income and non-income taxes payable	8,020	8,413	108.2
Deferred revenue	3,542	3,624	46.6
Total current liabilities	46,540	47,699	613.6
Convertible debt	-	86,029	1,106.7
Deferred tax liabilities	1,951	2,874	37.0
Operating lease liabilities	10,841	7,514	96.7
Other accrued liabilities	2,359	1,401	18.0
Total liabilities	61,691	145,517	1,872.0

Commitments and contingencies
Redeemable noncontrolling interests	14,246	14,235	183.1
Shareholders’ equity:
Priority share: €1.00 par value; shares authorized (1 and 1), shares issued (1 and 1) and outstanding (nil and 1)	—	—	—
Preference shares: €0.01 par value; nil shares authorized, issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 293,527,655 and 294,478,655, Class B: 37,138,658 and 37,137,658, and Class C: 610,000 and 1,000, respectively); shares outstanding (Class A: 292,719,508 and 290,544,563, Class B: 37,138,658 and 37,137,658, and Class C: nil)	261	262	3.4
Treasury shares at cost (Class A: 808,147 and 3,934,092, Priority share: 1 and nil, respectively)	(411)	(5,730)	(73.7)
Additional paid-in capital	68,050	74,074	952.9
Accumulated other comprehensive income	4,841	13,155	169.2
Retained earnings	122,187	127,697	1,642.8
Total equity attributable to Yandex N.V.	194,928	209,458	2,694.6
Noncontrolling interests	20,261	21,738	279.7
Total shareholders’ equity	215,189	231,196	2,974.3
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	291,126	390,948	5,029.4

*      Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended March 31,
	2019	2020	2020
	RUB	RUB	$

Revenues	37,284	47,003	604.7
Operating costs and expenses:
Cost of revenues(1)	11,585	16,235	208.9
Product development(1)	6,706	7,928	102.0
Sales, general and administrative(1)	10,351	13,542	174.1
Depreciation and amortization	3,257	4,010	51.6
Total operating costs and expenses	31,899	41,715	536.6
Income from operations	5,385	5,288	68.1
Interest income	827	728	9.4
Interest expense	(1)	(225)	(2.9)
Loss from equity method investments	(638)	(1,106)	(14.2)
Other (loss)/income, net	(235)	4,521	58.0
Net income before income taxes	5,338	9,206	118.4
Income tax expense	2,214	3,711	47.7
Net income	3,124	5,495	70.7
Net loss attributable to noncontrolling interests	398	366	4.7
Net income attributable to Yandex N.V.	3,522	5,861	75.4
Net income per Class A and Class B share:
Basic	10.83	17.76	0.23
Diluted	10.59	17.33	0.22
Weighted average number of Class A and Class B shares outstanding
Basic	325,140,744	330,099,251	330,099,251
Diluted	332,713,737	337,591,226	337,591,226

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	68	76	1.0
Product development	1,432	1,682	21.6
Sales, general and administrative	619	993	12.8

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended March 31,
	2019	2020	2020
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	3,124	5,495	70.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,640	3,333	42.9
Amortization of intangible assets	617	677	8.7
Amortization of contents assets	164	587	7.6
Operating lease right-of-use assets amortization	1,912	2,642	34.0
Amortization of debt discount and issuance costs	-	144	1.9
Share-based compensation expense	2,119	2,751	35.4
Deferred income tax expense/(benefit)	988	(427)	(5.5)
Foreign exchange losses/(gains)	279	(4,439)	(57.1)
Loss from equity method investments	638	1,106	14.2
Other	4	93	1.2
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(668)	1,027	13.2
Prepaid expenses and other assets	(2,370)	(708)	(9.1)
Accounts payable and accrued liabilities	1,551	(2,828)	(36.4)
Deferred revenue	(222)	40	0.5
Change in content assets	(932)	(1,086)	(14.0)
Change in content liabilities	683	(713)	(9.2)
Net cash provided by operating activities	10,527	7,694	99.0
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(1,981)	(2,405)	(30.9)
Proceeds from sale of property and equipment	7	9	0.1
Acquisitions of businesses, net of cash acquired	(347)	-	-
Investments in non-marketable equity securities	-	(15)	(0.3)
Investments in term deposits	(20,000)	(61,745)	(794.3)
Maturities of term deposits	-	27,299	351.2
Net cash used in investing activities	(22,321)	(36,857)	(474.2)
CASH FLOWS (USED IN)/PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options	31	14	0.2
Proceeds from issuance of convertible debt	-	82,909	1,066.6
Payment of debt issuance costs	-	(863)	(11.1)
Repurchases of ordinary shares	-	(8,446)	(108.7)
Payment for contingent consideration	(33)	(10)	(0.1)
Proceeds from sale of noncontrolling interests	20	-	-
Payment for finance leases	-	(114)	(1.5)
Other financing activities	(32)	(33)	(0.4)
Purchase of redeemable noncontrolling interests	(25)	-	-
Net cash (used in)/provided by financing activities	(39)	73,457	945.0
Effect of exchange rate changes on cash and cash balances	(3,184)	24,442	314.5
Net change in cash and cash equivalents	(15,017)	68,736	884.3
Cash and cash equivalents at beginning of period	68,886	56,453	726.2
Cash and cash equivalents at end of period	53,869	125,189	1,610.5

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	68,798	56,415	725.8
Restricted cash, beginning of period	88	38	0.4
Cash and cash balances, beginning of period	68,886	56,453	726.2

Cash and cash equivalents, end of period	53,825	125,142	1,609.9
Restricted cash, end of period	44	47	0.6
Cash and cash balances, end of period	53,869	125,189	1,610.5

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended March 31,
	2019	2020	Change
Total revenues	37,284	47,003	26%
Less: traffic acquisition costs (TAC)	5,342	5,448	2%
Ex-TAC revenues	31,942	41,555	30%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended March 31,
	2019	2020	Change
Net income	3,124	5,495	76%
Add: depreciation and amortization	3,257	4,010	23%
Add: share-based compensation expense	2,119	2,751	30%
Add: compensation expense related to contingent consideration	7	-	n/m
Add: one-off restructuring expenses	-	98	n/m
Less: interest income	(827)	(728)	-12%
Add: interest expense	1	225	n/m
Add: loss from equity method investments	638	1,106	73%
Add: other loss/(income), net	235	(4,521)	n/m
Add: income tax expense	2,214	3,711	68%
Adjusted EBITDA	10,768	12,147	13%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended March 31,
	2019	2020	Change
Net income	3,124	5,495	76%
Add: SBC expense	2,119	2,751	30%
Less: reduction in income tax attributable to SBC expense	(18)	(16)	-11%
Add: compensation expense related to contingent consideration	7	-	n/m
Add: foreign exchange losses/(gains)	279	(4,439)	n/m
Less: (reduction)/increase in income tax attributable to foreign exchange losses/(gains)	(71)	1,151	n/m
Add: one-off restructuring expenses	-	98	n/m
Add: amortization of debt discount	-	144	n/m
Less: reduction in income tax attributable to amortization of debt discount	-	(36)	n/m
Adjusted net income	5,440	5,148	-5%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended March 31, 2020	5,495	11.7%	6,652	12,147	25.8%	29.2%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate depreciation and amortization expense, SBC expense, one-off restructuring expenses, interest income, interest expense, loss from equity method investments, other income, net and income tax expense. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.
(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended March 31, 2020	5,495	11.7%	(347)	5,148	11.0%	12.4%

(1)Net income margin is defined as net income divided by total revenues.

(2)Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), foreign exchange gains as adjusted for the increase in income tax attributable to the gains, one-off restructuring expenses and amortization of debt discount (as adjusted for the related reduction in income tax). For a reconciliation of adjusted net income to net income, please see the table above.

(3)Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Contacts:

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru